UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11177

PALOMAR MEDICAL TECHNOLOGIES, LLC

(Exact name of registrant as specified in its charter)

15 Network Drive, Burlington, Massachusetts 01803

(781) 993-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value per share

Preferred stock purchase rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common stock, par value $0.01 per share (as converted to limited liability company interests as a result of merger): 1

Preferred stock purchase rights 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Palomar Medical Technologies, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PALOMAR MEDICAL TECHNOLOGIES, LLC

Date:	July 5, 2013	By:	/s/ Timothy W. Baker
Name: Timothy W. Baker Title: Chief Financial Officer